NEWS RELEASE

INTEROIL ENTERS SHORT TERM $25 MILLION SECURED CREDIT FACILITY

Cairns, Australia and Houston, TX -- August 11, 2010 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that it has closed on a $25 million secured term loan bearing a 10% interest rate with Clarion Finanz AG.  The term loan facility matures on January 31, 2011 and will be used for upstream development and general corporate purposes.  InterOil has agreed to pledge to Clarion Finanz a 2.5% interest in the Elk and Antelope fields as collateral for the facility.

Collin Visaggio, Chief Financial Officer of InterOil, commented, “We are pleased to have obtained this facility from Clarion Finanz.  It allows us to maintain financial flexibility while seeking potential industry investors in the Elk and Antelope fields.  InterOil intends to use the proceeds from the facility to further develop the Elk and Antelope fields in advance of the proposed development of the longer term condensate stripping and liquefied natural gas projects.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

Investor Contact for InterOil:
Wayne Andrews, V. P. Capital Markets
Wayne.Andrews@InterOil.com
The Woodlands, TX USA
Phone: +1-281-292-1800

InterOil News Release

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes, plans, projects or anticipates will or may occur in the future are forward-looking statements. In particular, this press release includes forward-looking statements concerning the use of the proceeds from the facility, the collateral to secure the facility, the potential sale of interests in the Elk and Antelope fields, the development and completion of a condensate stripping facility and liquefied natural gas plant. These statements are based on certain assumptions made by the Company based on the terms of agreements in place in addition to its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur, including, in particular the sale of any interest in the Elk and Antelope fields, the development of the proposed condensate stripping facility or liquefied natural gas plant.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.  In particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas, gas condensate or oil from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release